Exhibit 7.2

Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Millions of Mexican Pesos, Except Ratios

	2016	2015	2014
Earnings available for fixed charges:
Income before income taxes and share of the profit of associates and joint ventures accounted	Ps. 14,308	Ps. 14,725	Ps. 14,952
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	147	155	(125)
Plus:
Interest Expenses	7,721	6,630	5,948
Amortization of capitalized interest	16	10	14
Less:
Capitalized interest	23	60	117
Non-controlling interest	457	94	424

	21,712	21,366	20,248
Fixed Charges:
Interest expense, net	7,473	6,337	5,546
Capitalized interest	23	60	117
Interest portion of rental expenses	225	233	285

Total Fixed Charges	7,721	6,630	5,948

Ratio of earnings to fixed charges	2.81	3.22	3.40